





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 100
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eliot Peters — (858) 704-3282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North #500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ James Zehentbauer _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ RA Capital Advisors LLC _____ , as
of _____ December 31 _____ , 20 __18__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____





Signature

Principal

Title



Notary Public

K. MERCADO-WORLEY
Notary Public - California
San Diego County
Commission # 2244215
My Comm. Expires May 27. 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2018

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash and cash equivalents	$	2,253,294
Accounts receivable		52,205
Prepaid expenses		147,461
Property and equipment, net		31,383
Other assets		10,579
Total assets	$	2,494,922

Liabilities and members' equity

Liabilities:

Accounts payable and accrued liabilities	$	104,113
Deferred rent		36,133
Deferred revenue		65,000
Total liabilities		205,246

Commitments (Notes 6 and 8)

Members' equity		2,289,676
Total liabilities and members' equity	$	2,494,922

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Consultation fees, net	$	486,500
Success fees		6,958,924
Interest income		402
Total revenues		7,445,826
Payroll and general and administrative expenses:		
Compensation and payroll-related costs		2,620,322
General and administrative		774,534
Total payroll and general and administrative expenses		3,394,856
Net income	$	4,050,970

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Members' equity at December 31, 2017	$ 1,327,183
Distributions	(3,088,477)
Net income	4,050,970
Members' equity at December 31, 2018	$ 2,289,676

The accompanying notes are an integral part of these financial statements.

RA CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Operating activities	
Net income	$ 4,050,970
Adjustments to reconcile net income to net cash provided by operating activities:	
Investment received in lieu of success fee	(142,000)
Investment write down	20,000
Depreciation and amortization, property and equipment	9,804
Decrease in allowance for doubtful accounts	(2,399)
Changes in operating assets and liabilities:	
Accounts receivable	(45,089)
Prepaid expenses	37,644
Accounts payable and accrued liabilities	76,601
Deferred rent	25,306
Deferred revenue	55,000
Net cash provided by operating activities	4,085,837
Investing activities	
Purchase of property and equipment	(12,815)
Net cash used in investing activities	(12,815)
Financing activities	
Distributions	(2,966,477)
Net cash used in financing activities	(2,966,477)
Increase in cash and cash equivalents	1,106,545
Cash and cash equivalents at beginning of year	1,146,749
Cash and cash equivalents at end of year	$ 2,253,294
Supplemental information	
Non-cash investing and financing activities:	
Non-cash distribution to members	$ 122,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes consultation fee revenues over the terms of each agreement. The Company recognizes specific transaction revenues upon consummation of the transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2018, deferred revenue was $65,000.

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The adoption of ASC 606 did not have a material effect on the Company's revenue recognition policy. The Company earns two types of fees primarily. Consultation fees are recognized over time based on how the services are provided, which is typically over the term of the contract. Success fees are contingent on the successful completion of a transaction and are recognized at the time of the close of each respective transaction.

- 6 -

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). When effective, the ASU will supersede FASB Accounting Standards Codification ("ASC") 840, Leases, and add Topic 842, Leases, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease. This represents an improvement over existing leases requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is expected to impact the Company's financial statements as the Company has certain operating lease arrangements for which it is the lessee. The Company is evaluating its contractual arrangements to identify the effects of ASC Topic 842.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2018, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $2,000,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation and success fees of the Company was received from a limited number of clients. During the year ended December 31, 2018, one client accounted for 65% of total consultation and success fees. As of December 31, 2018, two parties accounted for 90% of accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying financial statements. As of December 31, 2018, the Company recorded $4,800 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Deferred Rent

Rent expense from leases is recorded on a straight-line basis over the lease period. The net excess of rent expense over the actual cash paid is recorded as deferred rent.

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

As of December 31, 2018, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2015. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense within the statement of operations. The Company did not recognize any interest and penalties for the year ended December 31, 2018. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2018. As a result, no other income tax liability or expense has been recorded in the accompanying financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2018:

Furniture & fixtures	$	126,308
Computer hardware		59,306
Tenant improvements		11,434
Total		197,048
Less: accumulated depreciation and amortization		(165,665)
Property and equipment, net	$	31,383

For the year ended December 31, 2018, depreciation and amortization expense was $9,804.

NOTE 4 – VALUATION OF FINANCIAL ASSETS

The Company owns warrants of a former client in connection with an engagement completed in 2014. At the time of receipt, the Company concluded the value of the warrants was zero. Since 2014, the former client has incurred significant debt and operating losses and failed to meet its business plan and therefore the warrants remain valued at zero as of December 31, 2018.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2018, the Company had net capital of $2,048,048, which was $2,038,698 in excess of the required minimum net capital. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.068 to 1.

NOTE 6 – COMMITMENTS

In 2017, the Company entered into a new facilities lease. The new lease is effective December 1, 2017 and expires February 28, 2021. The monthly basic rent was abated for the first three-month period commencing December 1, 2017 and ending February 28, 2018. An allowance of $11,916 was treated as a credit against March and April 2018 installments of basic rent. The basic rent for period commencing May 1, 2018 was $11,618 and increases each year up to $12,695 per month during the final year. The lease is subject to additional charges for common area maintenance and other costs. Rent expense for the year ended December 31, 2018 was $134,559.

Future minimum lease payments are as follows:

Years ending December 31		
2019	$	143,959
2020		148,277
2021		25,391
Total	$	317,627

NOTE 7 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation. For the year ended December 31, 2018, the 401(k) matching contributions made by the Company were $62,311.

NOTE 8 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 9 – SUBSEQUENT EVENTS

On January 1, 2019, the one of the Company's members redeemed 10% of his ownership interest in the Company in exchange for approximately $240,000. Subsequent to that transaction, the Company admitted a new 30% member in exchange for a note receivable of approximately $615,000. The note bears interest at the federal applicable rate and is due in 10 years. Principal payments on the note are due based on the new member's share of the distributions of the Company. The note is secured solely by the new member's interest in the Company.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 25, 2019.

SUPPLEMENTARY INFORMATION

RA CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Computation of net capital		
Total member's equity	$	2,289,676
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		52,205
Prepaid expenses		147,461
Other nonallowable assets		10,579
Property and equipment		31,383
Total deductions		241,628
Net capital	$	2,048,048
Aggregated indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued liabilities	$	104,113
Deferred rent		36,133
Total aggregate indebtedness	$	140,246
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	9,350
Net capital in excess of amount required	$	2,038,698
Net capital less greater of 10% of aggregated indebtedness or 120% of 5,000	$	2,034,024
Ratio of aggregate indebtedness to net capital		0.068 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See accompanying report of independent registered public accounting firm.

RA CAPITAL ADVISORS LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).



Accountants and
business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RA Capital Advisors LLC
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RA Capital Advisors LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RA Capital Advisors LLC's management. Our responsibility is to express an opinion on RA Capital Advisors LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to RA Capital Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination Reserve Requirements under Rule 15c3- 3 of the Securities and Exchange Commission, and Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of RA Capital Advisors LLC's financial statements. The supplementary information is the responsibility of RA Capital Advisors LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF, LLP

PKF, LLP

We have served as RA Capital Advisors LLC's auditor since 2012.

San Diego, California
February 25, 2019

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Main: 858 704 3200
Fax: 858 704 3201

R⩘ Capital Advisors

RA Capital Advisors LLC
2018 Exemption Report Rule
SEA Rule 17a-5(d)(4)

To the Independent Public Accountant under SEA
PKF
San Diego, California

RE: Exemption Report

Broker-dealers who claim an exemption from SEA Rule 15c3-3 must file an "Exemption Report" with the SEC. The Exemption Report must contain which provision the firm is claiming, if the broker-dealer met the provisions during the most recent fiscal year without exception, or if there were exceptions, a description and date of each exception.

I.   **Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2018:**

    a. A computation of reserve requirement is not applicable to RA Capital Advisors LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i)

    b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

II. **Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the year ended December 31, 2018:**

    a. Information relating to possession or control requirements is not applicable to RA Capital Advisors LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

    b. The Company met the identified exemption provision throughout the most recent fiscal year without exception.

The above statements are made to the best knowledge and belief of RA Capital Advisors LLC. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
December 31, 2018

Jim Zehentbauer
FinOP

Kayla McDowell
Chief Compliance Officer
Kayla@raca.com

12230 El Camino Real, Suite 100
San Diego, California 92130
www.raca.com

Direct: 858 704 3206
Fax: 858 704 3201
Main: 858 704 3200

CUSTOMER PROTECTION RULE

 Capital Advisors

Name of Supervisor:	CCO
Frequency of Review:	Continuous, in daily course of 'business, Annually
How Conducted:	Annual review of rule, review of firm business, new regulation, annual report, needs analysis,
How Documented:	Annual checklist, Form BD, Annual report, meeting notes, memorandums, new procedures, FINRA notification
Regulation Reference:	Rule 3140, 15c3-3, Rule 2320, 5310

RA Capital Advisors ("RACap") will not carry any margin accounts, will not receive any funds or securities from customers and will not otherwise hold funds or securities for or owe money or securities to customers. In the event that RACap were to receive any funds or securities from customers, it will promptly establish a bank account designated as "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC" and would transmit any such funds and deliver all such securities to, and would effectuate all financial transactions between itself and its customers through such bank account. As a result, RACap is exempt from Rule 15c3-3 under the Exchange Act pursuant to paragraph (k) (2) (i) of that rule.[1]

In the event that it should become necessary, the FINOP shall be responsible for establishing and maintaining an account with a bank that is designated as "Special Account for the Exclusive Benefit of Customers of RA Capital Advisors LLC."

On an annual basis, the FINOP or his or her designee shall review RACap's business activities to verify that it continues to be exempt from the requirements of the SEC's Customer Protection Rule. In the event that the FINOP or his or her designee determines that RACap's business activities have changed, and that it is no longer exempt from the Customer Protection Rule, the FINOP or his or her designee shall notify the Chief Compliance Officer and shall take such other action as he or she deems appropriate to comply with the requirements of the rule.

The FINOP or his or her designee shall make and retain such a record of his or her review as he or she deems appropriate. RACap did not receive any funds or securities for or owe money or securities to customers for the fiscal year ending December 31, 2018.

---

[1]   17 CFR 240.15c3-3(k) (2) (i).



Accountants and
business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RA Capital Advisors LLC

We have reviewed management's statements, included in the accompanying 2018 Exemption Report, in which (1) RA Capital Advisors LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RA Capital Advisors LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) ("exemption provisions") and (2) RA Capital Advisors LLC stated that RA Capital Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RA Capital Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RA Capital Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF, LLP

San Diego, California   PKF, LLP
February 25, 2019

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

PKF, LLP is a member of the PKF International Limited and Allinial Global, networks of legally independent member firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.